Back 2012-03-15, 12:22:09, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: NOYES.E **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2049466		
Security designation	Common Shares		
Opening balance of securities held	76847		
Date of transaction	2012-03-14		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	25200		
Unit price or exercise price	12.0500	Currency	Canadian Dollar
Closing balance of securities held	51647	Insider's calculated balance	
Filing date/time	2012-03-15 12:21:04		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: NOYES.E **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2049469		
Security designation	Common Shares		
Opening balance of securities held	51647		
Date of transaction	2012-03-14		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	5600		
Unit price or exercise price	12.1000	Currency	Canadian Dollar
Closing balance of securities held	46047	Insider's calculated balance	
Filing date/time	2012-03-15 12:22:01		
General remarks *(if necessary to describe the transaction)*			